Exhibit 99.1

CORPORATE RELEASE	26 November 2024

Manchester United PLC Reports First Quarter Fiscal 2025 Results

Key Points

•	Achieved Commercial revenues of £85.3 million with a reduced summer tour relative to last year

•	The men’s first team participated in the revised format of the UEFA Europa League, contributing to Broadcasting revenue for the quarter of £31.3 million

•	Matchday revenues remain resilient at £26.5 million, with 3 fewer fixtures relative to last year offset by strong Hospitality and Matchday VIP revenues

•	Club announced a new global sponsorship with Heineken until June 2028, with Tiger Beer as the Official Beer Partner of Manchester United and renewed global sponsorships with DHL, Hong Kong Jockey Club and Konami during the quarter

•	For Fiscal 2025, the company reiterates its prior guidance of total revenues of £650 million to £670 million and adjusted EBITDA of £145 million to £160 million

MANCHESTER, England – 26 November 2024 – Manchester United (NYSE: MANU; the “Company” and the “Group”) today announced financial results for the 2025 fiscal first quarter ended 30 September 2024.

Management Commentary

Omar Berrada, Chief Executive Officer, commented, “The season is now well underway for both our men’s and women’s team, and we are keen to ensure both are as competitive as possible. We are delighted to have appointed Ruben Amorim as head coach of our men’s team and remain committed to returning Manchester United to the top of domestic and European football. Our cost and headcount reductions remain on track, and we are pleased to have seen further commercial traction, and welcome new partner Heineken, through their Tiger brand. Our renovation of the Carrington Training Centre is progressing well, while the Old Trafford Regeneration Task Force continues its work. Once it has delivered its recommendations, we will then take some time to digest them and evaluate all our options in the upcoming year.”

Outlook

For fiscal 2025, the Company reiterates its full year revenue guidance of £650 million to £670 million and adjusted EBITDA guidance of £145 million to £160 million. The club remains committed to, and in compliance with, both the Premier League’s Profit and Sustainability Rules and UEFA’s Financial Fair Play Regulations.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2024/25 season	6	13	10	9	38
2023/24 season	7	13	9	9	38
2022/23 season	6	10	10	12	38

Key Financials (unaudited)

£ million (except earnings/(loss) per share)	Three months ended 30 September

	2024	2023	Change

Commercial revenue	85.3	90.4	(5.6)%
Broadcasting revenue	31.3	39.3	(20.4)%
Matchday revenue	26.5	27.4	(3.3)%
Total revenue	143.1	157.1	(8.9)%
Adjusted EBITDA(1)	23.7	23.3	1.7%
Operating (loss)/profit	(6.9)	1.9	(463.2)%

Profit/(loss) for the period (i.e. net profit/(loss)) (3)	1.4	(25.8)	105.4%
Basic earnings/(loss) per share (pence)	0.78	(15.79)	104.9%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(0.3)	(8.6)	96.5%
Adjusted basic loss per share (pence)(1)	(0.21)	(5.27)	96.0%

Non-current borrowings in USD (contractual currency) (2)	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 30 September 2024 was £230.0 million and total current borrowings including accrued interest payable was £232.3 million.

(3) Profit attributable primarily to foreign exchange gains on unhedged US dollar borrowings as a result of favourable movements in the USD/GBP exchange rates, from 1.2643 at 30 June 2024, to 1.3412 at 30 September 2024; the majority of this gain is expected to be reversed during the second quarter of Fiscal 2025.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £85.3 million, a decrease of £5.1 million, or 5.6%, over the prior year quarter.

•	Sponsorship revenue was £51.8 million, a decrease of £4.4 million, or 7.8%, over the prior year quarter due to changes in sponsorship agreements and the men’s first team playing 3 fewer matches on their pre-season tour compared to the prior year quarter.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £33.5 million, a decrease of £0.7 million, or 2.0%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £31.3 million, a decrease of £8.0 million, or 20.4%, over the prior year quarter, primarily due to our men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the prior year quarter.

Matchday

Matchday revenue for the quarter was £26.5 million, a decrease of £0.9 million, or 3.3%, over the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £185.6 million, an increase of £0.9 million, or 0.5%, over the prior year quarter. This increase is explained by category below.

Employee benefit expenses

Employee benefit expenses for the quarter were £80.2 million, a decrease of £10.1 million, or 11.2%, over the prior year quarter, primarily due to changes in the make-up of the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £39.2 million, a decrease of £4.3 million, or 9.9%, over the prior year quarter. This is primarily due to reduced costs associated with the men’s first team’s pre-season tour in the current year quarter.

Depreciation and amortization

Depreciation for the quarter was £4.3 million, an increase of £0.2 million, or 4.9%, over the prior year quarter. Amortization for the quarter was £53.3 million, an increase of £6.5 million, or 13.9%, over the prior year quarter, due to investment in the first team playing squad and transactions made in the Summer transfer window. The unamortized balance of registrations at 30 September 2024 was £559.3 million, compared to £539.9 million at 30 September 2023.

Exceptional items

Exceptional items for the quarter were a cost of £8.6 million. This comprises costs incurred in relation to the restructuring of the Group’s operations, including the redundancy scheme implemented in the first quarter of financial year 2025. Exceptional items in the prior year quarter were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter, namely player sales was £35.6 million, an increase of £6.1 million, or 20.7%, from £29.5 million in the prior year quarter.

Net finance income/(costs)

Net finance income for the quarter was £8.6 million, compared to net finance costs of £34.7 million in the prior year quarter. This is primarily due to a favorable swing in foreign exchange rates resulting in unrealized foreign exchange gains on unhedged USD borrowings.

Income tax

The income tax expense for the quarter was £0.3 million, compared to an income tax credit of £7.0 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £76.0 million in the quarter to 30 September 2024 compared to the cash position at 30 June 2024.

Net cash inflow from operating activities for the quarter was £13.3 million, compared to net cash inflow of £21.5 million in the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £10.3 million, an increase of £1.2 million over the prior year quarter, primarily due to expenditure relating to the redevelopment of our Carrington Training Centre.

Net capital expenditure on intangible assets for the quarter was £120.2 million, an increase of £13.7 million over the prior year quarter, due to increased investment in the first team playing squad.

Net cash inflow from financing activities for the quarter was £199.9 million, compared to a net cash inflow of £99.8m in the prior year quarter. This is due to a drawdown of £200.0 million on our revolving facilities in the current year quarter compared to a drawdown of £100.0 million in the prior year quarter.

Balance sheet

Our USD non-current borrowings as of 30 September 2024 were $650 million, which was unchanged from 30 September 2023. As a result of the year-on-year change in the USD/GBP exchange rate from 1.2208 at 30 September 2023 to 1.3412 at 30 September 2024, our non-current borrowings when converted to GBP were £481.7 million, compared to £528.8 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 30 September 2024 were £232.3 million compared to £204.4 million at 30 September 2023.

As of 30 September 2024, cash and cash equivalents were £149.6 million compared to £80.8 million at the prior year quarter.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 147-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, profit on disposal of intangible assets, net finance income/costs, exceptional items and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance income/costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for foreign exchange losses/gains on unhedged US dollar denominated borrowings (including foreign exchange gains/losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives, subtracting/adding the actual tax credit/expense for the period, and adding the adjusted tax credit for the period (based on an normalized tax rate of 25%; 2023: 21%). The normalized tax rate of 25% is the current UK corporation tax rate (2023: US federal corporate income tax rate of 21%).

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the UK corporation tax rate of 25% (2023: US federal corporate income tax rate of 21% ) applicable during the financial year. A reconciliation of profit/(loss) for the period to adjusted loss/profit for the period is presented in supplemental note 3.

3. Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended 30 September
	2024	2023

Revenue
Commercial % of total revenue	59.6%	57.5%
Broadcasting % of total revenue	21.9%	25.0%
Matchday % of total revenue	18.5%	17.5%

	2024/25 Season	2023/24 Season
Home Matches Played
PL	3	4
UEFA competitions	1	-
Domestic Cups	1	1
Away Matches Played
PL	3	3
UEFA competitions	-	1
Domestic Cups	-	-

Other
Employee benefit expenses % of revenue	56.0%	57.5%

Contacts

Investors:

Corinna Freedman

Head of Investor Relations

Corinna.Freedman@manutd.co.uk

Media:

Toby Craig

Chief Communications Officer

Toby.Craig@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2024	2023

Revenue from contracts with customers	143,065	157,096
Operating expenses	(185,585)	(184,762)
Profit on disposal of intangible assets	35,552	29,481
Operating (loss)/profit	(6,968)	1,815
Finance costs	(19,776)	(34,968)
Finance income	28,372	349
Net finance income/(costs)	8,596	(34,619)
Profit/(loss) before income tax	1,628	(32,804)
Income tax (expense)/credit	(299)	7,047
Profit/(loss) for the period	1,329	(25,757)

Basic and diluted earnings/(loss) per share:
Basic and diluted earnings/(loss) per share (pence) (1) (2)	0.78	(15.79)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings/(loss) per share (thousands) (1) (2)	169,318	163,159

(1) For the three months ended 30 September 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

(2) For the three months ended 30 September 2024, potential ordinary shares are dilutive as their inclusion reduces the earnings per share, however this dilution does not have an impact upon rounding the earnings per share to two decimal places.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	30 September 2024	30 June 2024	30 September 2023

ASSETS
Non-current assets
Property, plant and equipment	265,432	256,118	256,961
Right-of-use assets	7,912	8,195	8,417
Investment properties	19,643	19,713	19,923
Intangible assets	987,674	837,564	966,766
Deferred tax asset	16,848	17,607	6,244
Trade receivables	59,512	27,930	45,014
Derivative financial instruments	101	380	190
	1,357,122	1,167,507	1,303,515
Current assets
Inventories	12,441	3,543	5,046
Prepayments	36,555	18,759	36,418
Contract assets – accrued revenue	45,759	39,778	47,343
Trade receivables	39,355	36,999	28,920
Other receivables	2,162	2,735	11,677
Derivative financial instruments	11	1,917	6,646
Cash and cash equivalents	149,558	73,549	80,829
	285,841	177,280	216,879
Total assets	1,642,963	1,344,787	1,520,394

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	30 September 2024	30 June 2024	30 September 2023

EQUITY AND LIABILITIES
Equity
Share capital	55	55	53
Share premium	227,361	227,361	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	583	(1,000)	(2,947)
Retained deficit	(307,545)	(309,251)	(221,669)
	148,179	144,890	71,984
Non-current liabilities
Deferred tax liabilities	-	-	-
Contract liabilities - deferred revenue	7,269	5,347	7,816
Trade and other payables	210,555	175,894	203,853
Borrowings	481,714	511,047	528,787
Lease liabilities	8,227	7,707	7,766
Derivative financial instruments	3,192	4,911	850
Provisions	-	-	95
	710,957	704,906	749,167
Current liabilities
Contract liabilities - deferred revenue	224,842	198,628	214,666
Trade and other payables	309,542	249,030	267,728
Income tax liabilities	914	427	684
Borrowings	232,317	35,574	204,380
Lease liabilities	446	934	971
Derivative financial instruments	7,890	2,603	499
Provisions	7,876	7,795	10,315
	783,827	494,991	699,243
Total equity and liabilities	1,642,963	1,344,787	1,520,394

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2024	2023

Cash flow from operating activities
Cash generated from operations (see supplemental note 4)	23,208	25,871
Interest paid	(11,370)	(10,574)
Interest received	1,060	349
Tax refunded	419	5,817
Net cash inflow from operating activities	13,317	21,463
Cash flow from investing activities
Payments for property, plant and equipment	(10,299)	(9,029)
Payments for intangible assets	(153,740)	(132,213)
Proceeds from sale of intangible assets	33,568	25,669
Net cash outflow from investing activities	(130,471)	(115,573)
Cash flow from financing activities
Proceeds from borrowings	200,000	100,000
Principal elements of lease payments	(128)	(200)
Net cash inflow from financing activities	199,872	99,800
Effect of exchange rate changes on cash and cash equivalents	(6,709)	(880)
Net increase in cash and cash equivalents	76,009	4,810
Cash and cash equivalents at beginning of period	73,549	76,019
Cash and cash equivalents at end of period	149,558	80,829

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of profit/(loss) for the period to adjusted EBITDA

	Three months ended 30 September
	2024 £’000	2023 £’000

Profit/(loss) for the period	1,329	(25,757)
Adjustments:
Income tax expense/(credit)	299	(7,047)
Net finance (income)/costs	(8,596)	34,619
Profit on disposal of intangible assets	(35,552)	(29,481)
Amortization	53,270	46,845
Depreciation	4,256	4,102
Exceptional items	8,638	-
Adjusted EBITDA	23,644	23,281

3	Reconciliation of profit/(loss) for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Three months ended 30 September
	2024 £’000	2023 £’000

Profit/(loss) for the period	1,329	(25,757)
Exceptional items	8,638	-
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(16,684)	13,753
Fair value movement on embedded foreign exchange derivatives	5,952	8,163
Income tax expense/(credit)	299	(7,047)
Adjusted loss before income tax	(466)	(10,888)
Adjusted income tax credit (using a normalized tax rate of 25% (2023: 21%))	117	2,286
Adjusted loss for the period (i.e. adjusted net loss)	(349)	(8,602)

Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence)(1)	(0.21)	(5.27)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	169,318	163,159

(1) For the three months ended 30 September 2024 and the three months ended 30 September 2023 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 30 September
	2024 £’000	2023 £’000

Profit/(loss) for the period	1,329	(25,757)
Income tax expense/(credit)	299	(7,047)
Profit/(loss) before income tax	1,628	(32,804)
Adjustments for:
Depreciation	4,256	4,102
Amortization	53,270	46,845
Profit on disposal of intangible assets	(35,552)	(29,481)
Net finance (income)/costs	(8,596)	34,619
Non-cash employee benefit expense - equity-settled share-based payments	376	740
Foreign exchange gains on operating activities	(714)	(142)
Reclassified from hedging reserve	2,759	(252)
Changes in working capital:
Inventories	(8,898)	(1,881)
Prepayments	(18,098)	(20,119)
Contract assets – accrued revenue	(5,981)	(4,011)
Trade receivables	(14,230)	(5,245)
Other receivables	573	(1,749)
Contract liabilities – deferred revenue	28,136	46,199
Trade and other payables	24,306	(8,237)
Provisions	(27)	(2,713)
Cash generated from operations	23,208	25,871